SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Urgent.ly Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

916931108
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 916931108	13G/A	Page 2 of 7

1	NAME OF REPORTING PERSON Senvest Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 916931108	13G/A	Page 3 of 7

1	NAME OF REPORTING PERSON Richard Mashaal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 916931108	13G/A	Page 4 of 7

Item 1(a).	Name of Issuer.
Urgent.ly Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.
8609 Westwood Center Drive, Suite 810 Vienna, VA 22182

Item 2(a).	Name of Person Filing.
This statement is filed by Senvest Management, LLC and Richard Mashaal.

The reported securities were held in the account of Senvest Master Fund, LP and Senvest Technology Partners Master Fund, LP (collectively, the “Investment Vehicles”).

Senvest Management, LLC may have been deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of the Investment Vehicles. Mr. Mashaal may have been deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	Address of Principal Business Office.
Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022

Richard Mashaal c/o Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022

Item 2(c).	Place of Organization.
Senvest Management, LLC – Delaware

Richard Mashaal – Canada

Item 2(d).	Title of Class of Securities.
Common stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number.
916931108

CUSIP No. 916931108	13G/A	Page 5 of 7

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________

Item 4.	Ownership.
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

CUSIP No. 916931108	13G/A	Page 6 of 7

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 916931108	13G/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024
SENVEST MANAGEMENT, LLC

	By:	/s/ Bobby Trahanas
Name: Bobby Trahanas
Title: Chief Compliance Officer

/s/ Richard Mashaal
RICHARD MASHAAL